SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED JANUARY 24, 2013 TO PROSPECTUS DATED MAY 11, 2012

DECEMBER 2012 PERFORMANCE UPDATE

	December 2012	Year to Date	Total NAV 12/31/2012	NAV per Unit 12/31/2012

Series A-1	0.98%	-4.89%	$12,213,605	$1,423.03
Series A-2	1.15%	-2.96%	$3,389,568	$1,577.45
Series B-1	2.89%	-10.55%	$3,725,748	$1,110.58
Series B-2	3.06%	-8.75%	$3,482,317	$1,187.13

* All performance is reported net of fees and expenses

Fund results for December 2012:

          The Fund’s strategies ended 2012 on a positive note with gains in December despite the uncertainty resulting from U.S. budgetary negotiations. As the year-end deadline approached, U.S. political leaders struggled to avert the so-called fiscal cliff, a term used to describe the deadlock over $607 billion in tax increases and cuts to government spending. Meanwhile the U.S. Federal Reserve (the “Fed”) announced $45 billion in monthly treasury purchases while also linking its key interest rate to unemployment and inflation for the first time. U.S. equities finished nearly unchanged despite optimistic economic data while European and Asian stocks gained ground. Japanese stocks and commodities were lifted by the plummeting yen as newly elected Prime Minister Shinzo Abe pushed for bold monetary easing. Gold and silver fell below 200-day moving averages while base metals and energies fluctuated on fiscal cliff related demand prospects. The Fund’s short-term strategies produced mixed returns with gains in stocks and metals and losses in energies.

          The Fund’s models generated healthy returns in global equities in December as tensions over European finances eased. The DAX gained ground on encouraging factory orders and inflation-free consumer price index and producer price index figures while the IBEX35 and MIB40 climbed in-spite of economic weakness. The Japanese Nikkei soared as the tumbling yen boosted export demand expectation while Chinese H-Shares profited on strong industrial production and retail sales data. In the U.S., the Dow Jones Industrial Average and the Standard & Poor’s 500 declined on the fiscal cliff deadlock before reaching positive territory on the last day of trading as political parties closed in on a budgetary resolution. The Nasdaq fell as shares of the influential Apple Inc. continued to come under pressure.

          The Fund’s positions in the bond sector failed to perform in December as U.S. fiscal cliff negotiations continued to drive market movement. Fiscal cliff uncertainty, expectations for poor U.S. employment data, and downbeat euro-zone forecasts drove global yields lower at the start of December. The addition of 146,000 jobs and the Fed’s expansion of the third round of quantitative easing reversed the trend as investors turned to risk. Renewed optimism for a budget resolution pushed U.S. 10-year yields to a 7-week high of 1.85% before investment turned to safety once again. German bund yields approached record lows on expectations for a rate cut by the European Central Bank (“ECB”) before Greece reached a deal to repurchase some of its sovereign securities and the ECB left rates unchanged, diminishing demand for Europe’s safest asset.

          The Fund’s allocations to currency markets profited in December as trends in the euro and yen persisted. The U.S. dollar was lower against major currencies due to the increasing threat of fiscal cliff tax increases and spending cuts. The euro remained relatively strong as the ECB again held the line on interest rates and the recent recovery in equity markets boosted confidence. The British pound also gained despite the relative weakness of the U.K. economy. The U.S. dollar lost value against most South American currencies including the Columbian peso and Brazilian real. The Japanese yen fell drastically, reaching a 28-month low, as the Bank of Japan continued its attempts to weaken its currency. The Australian dollar was modestly weaker in the face of soft commodity demand.

          The Fund’s grain positions generated losses in December after China canceled U.S. soybean purchases and favorable weather in South America increased harvest expectations. Soybeans and soybean by-products initially climbed to a one-month high, aided by solid exports and crush data. Soybean markets were then abruptly sent lower as China canceled purchases totaling 840,000 metric tons. Soybeans fell to a one-month low of $13.97 ¾ before settling down just 1.6%.

          The Fund’s perpetual long gold position negatively affected performance in December as anxieties surrounding U.S. fiscal cliff budget negotiations and signs of recovery in the U.S. housing market reduced both commodity and safe-haven demand for gold. Gold fell to a 4-month low, closing below its 200-day moving average, before recovering slightly.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GOLD, L.P. – SERIES A-1
DECEMBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2012)

STATEMENT OF INCOME
DECEMBER 2012

Investment income, interest	$(488)

Expenses
Management fee	22,996
Ongoing offering expenses	—
Operating expenses	7,665
Selling commissions	20,441
Other expenses	57
Incentive fee	—
Brokerage commissions	21,594
Total expenses	72,754

Net investment gain (loss)	(73,243)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	238,492
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(46,606)

Net gain(loss) on investments	191,886

Net increase (decrease) in net assets from operations	$118,643

STATEMENT OF CHANGES IN NET ASSET VALUE

DECEMBER 2012

Net assets, beginning of period	$12,358,106

Net increase (decrease) in net assets from operations	118,643

Capital share transactions
Issuance of shares	153,974
Redemption of shares	(417,118)

Net increase(decrease) in net assets from capital share transactions	(263,144)

Net increase(decrease) in net assets	(144,502)

Net assets, end of period	$12,213,605

NAV Per Unit, end of period	$1,423.03

SUPERFUND GOLD, L.P. – SERIES A-2
DECEMBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2012)

STATEMENT OF INCOME
DECEMBER 2012

Investment income, interest	$(135)

Expenses
Management fee	6,371
Ongoing offering expenses	—
Operating expenses	2,124
Other expenses	16
Incentive fee	—
Brokerage commissions	5,983
Total expenses	14,494

Net investment gain (loss)	(14,629)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	66,077
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(12,913)

Net gain(loss) on investments	53,164

Net increase (decrease) in net assets from operations	$38,535

STATEMENT OF CHANGES IN NET ASSET VALUE
DECEMBER 2012

Net assets, beginning of period	$3,069,062

Net increase (decrease) in net assets from operations	38,535

Capital share transactions
Issuance of shares	287,971
Redemption of shares	(6,000)

Net increase(decrease) in net assets from capital share transactions	281,971

Net increase(decrease) in net assets	320,506

Net assets, end of period	$3,389,568

NAV Per Unit, end of period	$1,577.45

SUPERFUND GOLD, L.P. – SERIES B-1
DECEMBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2012)

STATEMENT OF INCOME
DECEMBER 2012

Investment income, interest	$(259)

Expenses
Management fee	7,015
Ongoing offering expenses	—
Operating expenses	2,338
Selling commissions	6,236
Other expenses	354
Incentive fee	—
Brokerage commissions	10,090
Total expenses	26,033

Net investment gain(loss)	(26,292)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	115,904
Net change in unrealized appreciation (depreciation) on futures and forward contracts	14,888

Net gain(loss) on investments	130,792

Net increase (decrease) in net assets from operations	$104,500

STATEMENT OF CHANGE IN NET ASSET VALUE
DECEMBER 2012

Net assets, beginning of period	$3,823,230

Net increase (decrease) in net assets from operations	104,500

Capital share transactions
Issuance of shares	105,249
Redemption of shares	(307,230)

Net increase (decrease) in net assets from capital share transactions	(201,982)

Net increase(decrease) in net assets	(97,482)

Net assets, end of period	$3,725,748

NAV Per Unit, end of period	$1,110.58

SUPERFUND GOLD, L.P. – SERIES B-2
DECEMBER 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended December 31, 2012)

STATEMENT OF INCOME
DECEMBER 2012

Investment income, interest	$(242)

Expenses
Management fee	6,546
Ongoing offering expenses	—
Operating expenses	2,182
Other expenses	330
Incentive fee	—
Brokerage commissions	9,415
Total expenses	18,473

Net investment gain(loss)	(18,715)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	108,150
Net change in unrealized appreciation (depreciation) on futures and forward contracts	13,892

Net gain(loss) on investments	122,042

Net increase (decrease) in net assets from operations	$103,327

STATEMENT OF CHANGE IN NET ASSET VALUE
DECEMBER 2012

Net assets, beginning of period	$3,395,809

Net increase (decrease) in net assets from operations	103,327

Capital share transactions

Issuance of shares	120,454

Redemption of shares	(137,272)

Net increase (decrease) in net assets from capital share transactions	(16,819)

Net increase(decrease) in net assets	86,509

Net assets, end of period	$3,482,317

NAV Per Unit, end of period	$1,187.13

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.